Exhibit 4.13

Dated 5th December 2005

VODAFONE GROUP PUBLIC LIMITED COMPANY

and

SIR JOHN BOND

AGREEMENT FOR SERVICES

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This agreement is made on 5th December 2005 between

(1)	VODAFONE GROUP PUBLIC LIMITED COMPANY incorporated in the UK with registered number 1833679 whose registered office is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN (the “Company”); and

(2)	SIR JOHN BOND (“Sir John”).

This agreement records the terms on which Sir John will serve the Company as Chairman of the Board.

1	Interpretation

In this agreement (and any schedules to it):

1.1	Definitions

“Articles” means the Articles of Association of the Company from time to time;

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Engagement” means the appointment governed by this agreement;

“Group” means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 20% of the voting shares (where “subsidiary” has the meaning given to it by Section 736 of the Companies Act 1985);

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Listing Rules” means the Listing Rules made by the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000;

“Remuneration Committee” means the Remuneration Committee of the Board from time to time;

“Termination Date” means the date on which the Engagement terminates; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

2	Term of Engagement

2.1	The Engagement will commence on the conclusion of the Company’s Annual General Meeting in July 2006 (the “Commencement Date”) until termination in accordance with the provisions of this agreement.

2.2	Sir John warrants that he is not prevented from accepting the Engagement or from performing his duties in accordance with the terms of this agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

3	Appointment and Duties

3.1	From the Commencement Date and subject to and in accordance with the Articles Sir John will serve the Company as Chairman of the Board.

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3.2	Sir John will:

	3.2.1	devote such of his working lime, attention and skill to the Engagement as he, together with the Board, shall consider necessary for the fulfilment of his duties as Chairman;

	3.2.2	fulfil with due diligence and to the best of his ability the obligations incumbent upon him pursuant to his appointment;

	3.2.3	accept any offices or directorships in any subsidiary of the Company as reasonably required by the Board and will, subject always to his agreement, accept appointments in other Group companies upon the request of the Board;

	3.2.4	comply with all rules and regulations issued by the Company;

	3.2.5	obey the lawful directions of the Board; and

	3.2.6	use all reasonable endeavours to promote and safeguard the interests and reputation of the Group.

3.3	Sir John accepts that the Company may require him to perform duties for any other Group Company for part of his working time and that he may he required to travel and work outside the United Kingdom from time to time. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement.

4	Interests of Sir John

4.1	Sir John will disclose promptly in writing to the Board all his directorships. He will also similarly disclose any other interests (for example, shareholdings) in any businesses whether or not of a commercial or business nature (except his interests in any Group Company) where such interests may reasonably be considered to be material on significant in relation to the Group or the Group’s businesses. Sir John's directorships at the date of this agreement are set out in Schedule 1.

4.2	Subject to clause 4.3, during the Engagement, Sir John will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company except as a representative of the Company or with the written consent of the Board.

4.3	Sir John may not hold or be interested in investments which amount to more than five per cent of the issued investments of any class of any one company whose investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

4.4	From the Commencement Date, Sir John may not serve as a non-executive director of more than one non-Group company quoted on a recognised Stock Exchange without the prior approval of the Board and in the event he wishes to accept such a position he will not do so until receipt of that approval, such approval not to be unreasonably withheld or delayed.

4.5	Sir John will (and will procure that his spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in Annex 1 to Listing Rule 9 of the Listing Rules as amended from time to time and rules or policies applicable to the Company from time to time in relation to the holding or trading of securities.

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5	Office Facilities

From the Commencement Date, Sir John will be provided with appropriate office facilities, including the services of a secretary, by the Company within the United Kingdom

6	Fee and other Benefits

6.1	From the Commencement Date the Company will pay Sir John a fee of £475,000 per annum, paid monthly in arrears by bank credit transfer on or about the the 28th day of each month The fee will be reviewed by the Board at the time it reviews fees for the Non-executive Directors of the Company (the first such review to take place in 2007) and the revised fee, if different, will take effect from when determined by the Board,

6.2	The fee referred to in clause 6.1 includes director’s fees from the Group Companies and any other companies in which Sir John is required to accept a directorship under the terms of this Engagement. To achieve this:

	6.2.1	Sir John will repay any fees he receives to the Company; or

	62.2	his fee will be reduced by the amount of those fees; or

	6.2.3	a combination of the methods set out in clauses 6. 2.1 and 6. 2.2 will be applied.

References to fees in clause 6.2 exclude any fees received as a result of a directorship held in accordance with clause 4. 4.

6.3	For the avoidance of doubt, Sir John will not he entitled to participate in short-term and long term incentive plans and schemes in accordance with the Company’s executive remuneration policy as determined by the Remuneration Committee.

6.4	To assist in the performance of his duties under this agreement Sir John will, during the continuance of the Engagement, be entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company.

6.5	From the Commencement Date the Company will pay for the maintenance (including the replacement or repair of defective elements) of the security system at Sir John’s home.

7	Expenses

The Company will refund Sir John all reasonable expenses properly incurred by him in performing his duties under this agreement, provided that these are incurred in accordance with Company policy from time to time. When flying in discharge of his duties under this agreement, Sir John is entitled to fly first class. The Company will require him to produce receipts or other documents as proof that he has incurred any expenses he claims. For the avoidance of doubt, if Sir .John is required to be accompanied by Lady Bond on any occasion or to any event in the performance of his duties, Lady Bond’s expenses will also be paid or reimbursed by the Company.

8	Confidentiality

8.1	Without prejudice to the common law duties which he owes to the Company, Sir John agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Engagement without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by Sir John. Sir John will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

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For the purposes of this agreement trade secrets and confidential information include but will not be limited to names of clients, suppliers, reports, papers, data and other confidential information in any form prepared by the Company or acquired by it and any other information whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Company.

8.2	In the course of the Engagement Sir John is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 8.1 and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company Sir John will enter into an agreement with other Group Companies and any other persons in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

9	Intellectual Property Rights

9.1	Sir John will promptly inform the Company if he makes, creates or is involved in making or generating an Invention, Work or Information during the Engagement and will give the Company sufficient details of it to allow the Company to assess the Invention, Work or Information and to decide whether the Invention, Work or Information belongs to the Company. The Company will treat any Invention, Work or Information which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Company.

“Work” means any discovery, design database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which Sir John creates or is involved in creating:

	9.1.1	in connection with or in the course of his Engagement, or

	9.1.2	relating to or capable of being used in those aspects of the businesses of the Group Companies in which he is involved.

“Information” means any idea, method or information which is not an Invention or Work generated by Sir John either:

	9.1.3	in connection with or in the course of the Engagement, or

	9.1.4	outside the course of the Engagement, but relating to the business, finance or affairs of any Group Company.

9.2	Sir John is not entitled to any additional compensation for any Invention, Work or Information; such achievements are compensated within the fee referred to at 6.1 above.

10	Termination

10.1	The Engagement will continue until terminated by either party giving written notice as set out in clause 10.2.

10.2	Either party may terminate the Engagement by giving not less than twelve months’ written notice to the other.

10.3	Sir John acknowledges that the Board has resolved that all the directors of the Company shall submit themselves for re-election by the Company’s shareholders each year at the Annual General Meeting and agrees that in the event that when he submits himself for re-election he is not elected, his appointment as a director and this Agreement will automatically terminate.

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10.4	The Company may terminate the Engagement with immediate effect by giving written notice if Sir John does not perform the duties of the Engagement for a period of 130 days (whether or not consecutive) in any period of 365 days because of sickness, injury or other incapacity. This notice can be given whilst Sir John continues not to perform his duties or on expiry of the 130 day period.

10.5	The Company may terminate the Engagement with immediate effect by giving written notice if Sir John:

	10.5.1	has not performed his duties under this agreement to the standard required by the Board; or

	10.5.2	commits any serious or persistent breach of his obligations under this agreement; or

	10.5.3	is guilty of any gross misconduct or conducts himself (whether in connection with the Engagement or not) in a Way which is harmful to any Group Company; or

	10.5.4	is guilty of dishonesty or is convicted of an arrestable criminal offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Engagement or not; or

	10.5.5	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

	10.5.6	becomes disqualified from being a director of a company.

10.6	Sir John will have no claim for damages or any other remedy against the Company if the Engagement is terminated for any of the reasons set out in clause 10.3,10.4 or 10.5.

11	Restrictions after Termination

11.1	Sir John is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of the Engagement. To protect these interests of the Company, Sir John agrees with the Company that he will be bound by the following covenants:

	11.1.1	for the period of six months following the Termination Date he will not be employed in, or carry or for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Termination Date provided he was concerned or involved with that business to a material extent at any time.

	11.1.2	for the period of twelve months following the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Company or any other Group Company any person who was an F band employee or higher employee (or equivalent) of such a company at the Termination Date and who had been such an employee at any time during the six months prior to the Termination Date.

11.2	Each of the paragraphs contained in clause 11.1 constitutes an entirely separate and independent covenant. If either covenant is found to be invalid this will not affect the validity or enforceability of the other covenant.

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11.3	Following the Termination Date, Sir Johan will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

12	Offers on Liquidation

Sir John will have no claim against the Company if the Engagement is terminated by reason of liquidation in order of reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and Sir John is offered engagement with the company succeeding to the Company upon such liquidation or reorganisation and the new terms offered to him are no less favourable to him than the terms of this agreement.

13	Return of Company Property

At any time during the Engagement (at the request of the Company) and in any event when the Engagement terminates, Sir John will immediately return to the Company:

13.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to him during the Engagement and concerning all the Group Companies. Sir John will not retain any copies of any materials or other information: and

13.2	all other property belonging or relating to any of the Group Companies.

14	Directorships

14.1	Sir John’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

14.2	Sir John must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3	If Sir John does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, Sir John irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. It there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4	During the Engagement Sir John will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

14.5	Sir John must not resign his office as a director of any Group Company without the agreement of the Company.

15	Indemnity and Insurance

15.1	During the continuance of the Engagement and where applicable thereafter Sir John will have the benefit of the following indemnity in relation to liability incurred in his capacity as a Director of the Company:

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15.1.1	the Company will provide funds to cover costs as incurred by him in defending legal proceedings brought against him in his capacity as, or as a result of his being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

	15.1.2	the Company will indemnify him in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against him in his capacity as, or as a result of his being or having been, a Director of the Company; and

	15.1.3	the Company will indemnify him for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.

15.2	For the avoidance of doubt, the indemnity does not cover:

	15.2.1	unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

	15.2.2	unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced;

	15.2.3	fines imposed by regulatory bodies;

	15.2.4	fines imposed in criminal proceedings; and

	15.2.5	liability incurred in connection with any application under Section 144(3) or (4) or the Companies Act 1985 (acquisition of shares by innocent nominee) or section 727 of the Companies Act 1985 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant relief, and such refusal is final.

15.3	It is a condition of the provision of this indemnity that Sir John shall notify the Company without delay upon becoming aware of any claim or potential claim against him and that he has a duty to mitigate any loss incurred.

15.4	The Company maintains and will throughout the Engagement maintain Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors. Sir John shall be entitled to the benefit of such cover in his capacity as, or as a result of his being or having been, a Director of the Company.

16	Notices

16.1	Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to Sir John must be given to him personally or sent to his last known address.

16.2	Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

17	Data Protection Act 1998

17.1	For the purposes of the Data Protection Act 1998 (the “Act”) Sir John gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the

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meaning of the Act) provided by him to the Company for all purposes relating to the performance of this agreement including, but not limited to:

	17.1.1	administering and maintaining personnel records;

	17.1.2	paying, reviewing and administering fees and other remuneration and benefits;

	17.1.3	undertaking performance appraisals and reviews; and

	17.1.4	taking decisions as to his fitness for work.

17.2	Sir John acknowledges that during his Engagement he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. Sir John agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

18	Contracts (Rights of Third Parties) Act 1999

To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

19	Miscellaneous

19.1	This agreement may only be modified by the written agreement of the parties.

19.2	Sir John cannot assign this agreement to anyone else.

19.3	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time. In the event of conflict, the terms of this agreement shall prevail.
19.4	This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Engagement at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). Sir John acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. Sir John agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

19.5	Neither party’s rights or powers under this agreement will be affected if:

	19.5.1	one party delays in enforcing any provision of this agreement; or

	19.5.2	one party grants time to the other party.

19.6	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

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SCHEDULE 1

Sir John’s directorships (see clause 4.1)

HSBC Holdings plc
Ford Motor Company

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